UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated November 4, 2009
EX-99.2 Announcement dated November 4, 2009

Other Events
On November 4, 2009 in Singapore, Chartered Semiconductor Manufacturing Ltd. (the “Company”) issued an announcement reporting the results of (1) the meeting of ordinary shareholders of the Company (the “Court Meeting”) convened at the direction of the High Court of Singapore to approve the previously announced proposed acquisition of the Company by ATIC International Investment Company LLC (a wholly-owned subsidiary of Advanced Technology Investment Company LLC (“ATIC”)) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, (2) the Company’s extraordinary general meeting and (3) the class meeting of holders of convertible redeemable preference shares of the Company, each held on the same day.
On the same day, the Company and ATIC also jointly issued a press release announcing the results of the Court Meeting.
Copies of the joint press release by the Company and ATIC and the announcement by the Company, each dated November 4, 2009, are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibits
99.1	Press release of the Company dated November 4, 2009

99.2	Announcement dated November 4, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 4, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
Exhibits
99.1	Press release of the Company dated November 4, 2009

99.2	Announcement dated November 4, 2009